UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 22, 2025
Commission File Number:
Barclays PLC 001-09246
Barclays PLC
(Name of Registrant)
1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)
Interim Results Announcement
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361, 333-225082, 333-236904, 333-236905, 333-254570, 333-261584 AND 333-272812) AND FORM F-3 (FILE NO. 333-277578) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC Group as of, and for the nine months ended, 30 September 2025.

Exhibit 99.2
A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 September 2025, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: October 22, 2025	By:	/s/ Kathryn Roberts

Name: Kathryn Roberts

Title: Assistant Secretary

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